                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-06883


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 2, 1996.

                                  $500,000,000

                               [JCPENNEY LOGO]

                           J. C. Penney Company, Inc.

                           7 5/8% Debentures Due 2097

Interest payable March 1 and September 1                       Due March 1, 2097

                               ------------------

     The 7 5/8% Debentures ("Debentures") will mature on March 1, 2097. The Debentures will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined herein)
plus 20 basis points, together in either case with accrued interest to the date of redemption. Upon the occurrence of a Tax Event (as defined herein), the Company will have the right (x) to shorten the maturity of the Debentures to the extent required so that the interest paid on the Debentures will be deductible for United States federal income tax purposes or (y) under certain circumstances to redeem the Debentures in whole (but not in part) at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis at the Treasury Rate plus 40 basis points, together in either case with accrued interest to the date of redemption. See "Description of Debentures -- Optional Redemption" and "-- Conditional Right
                             to Shorten Maturity."

The Debentures will be represented by one or more Global Securities (as defined herein) registered in the name of the nominee of The Depository Trust Company.
  Except as provided herein and in the accompanying Prospectus, Debentures in definitive form will not be issued. See "Description of Debentures -- Form of
                                  Debentures."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                           Underwriting
                                                           Price to       Discounts and      Proceeds to
                                                          Public(1)        Commissions      Company(1)(2)
                                                       ----------------  ----------------  ----------------
Per Debenture........................................        100%             1.125%           98.875%
Total................................................    $500,000,000       $5,625,000       $494,375,000

(1) Plus accrued interest, if any, from February 25, 1997.

(2) Before deduction of expenses payable by the Company, estimated at $200,000.

     The Debentures are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Debentures, in book-entry form, will be made through the facilities of The Depository Trust Company on or about February 25, 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON

                 MERRILL LYNCH & CO.

                                   J.P. MORGAN & CO.

                                                        MORGAN STANLEY & CO.
                                                            INCORPORATED

                 Prospectus Supplement dated February 20, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT.

                              RECENT DEVELOPMENTS

     The following financial information should be read in conjunction with the financial information contained in the Company's Annual Report on Form 10-K for the 52 weeks ended January 27, 1996 and the Company's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 26, 1996.

     The Company's earnings from operations for the quarter ended January 25, 1997, before non-recurring charges, was $1.20 per share. Including the effects of non-recurring charges of 84 cents per share, net income was $94 million, or 36 cents per share, as compared with $326 million, or $1.31 per share, in the 1995 fourth quarter. For the year ended January 25, 1997, earnings before non-recurring charges was $793 million, or $3.17 per share, compared with $838 million, or $3.33 per share, in fiscal 1995. Net income for fiscal 1996 was $565 million or $2.25 per share.

     In the fourth quarter, the Company recorded one-time, non-recurring charges of $207 million on an after-tax basis, which are classified as "Business Acquisition and Consolidation Expenses." These charges are primarily related to the integration of drug store acquisitions, including the closing of drug stores and certain support functions, and the write-down of certain assets.

     FIFO gross margin dollars for the quarter increased $273 million, or 14.0 percent, compared with the 1995 fourth quarter, principally as a result of higher sales from the recently acquired drug stores. As a percent of sales, margins decreased in the quarter. The gross margin ratio in the quarter was also impacted by the increased sales contribution from drug stores, which carry a lower gross margin than department stores and catalog.

     Selling, general, and administrative ("SG&A") expenses were well controlled during the quarter and well leveraged. As a percent of sales, total SG&A expenses were 20.7 percent in the 1996 fourth quarter compared with 21.7 percent in the previous year. The SG&A expense ratio was favorably impacted by drug stores, which carry lower operating expense margins.

     Net interest expense and credit costs for the quarter increased to $101 million compared with $60 million in last year's fourth quarter. The increase is principally related to bad debt and interest expense. Bad debt expense and provisions for future losses increased by $12 million primarily due to continued high levels of delinquencies and consumer bankruptcies. Interest expense increased $30 million for the quarter compared with 1995 levels because of increases in working capital and capital expenditures, as well as the recent acquisition of Eckerd Corporation and the Company's share repurchase program. The Company purchased 7.5 million shares of its common stock during the fourth quarter at a cost of $366 million. The Company will issue approximately 23 million shares of its common stock in the first quarter of 1997 to complete the acquisition of Eckerd Corporation.

     During the 1996 fourth quarter, profits from insurance operations continued at a strong pace, with revenues increasing 18.2 percent to $221 million, and profits increasing 34.2 percent to $51 million compared with the 1995 fourth quarter. Bank operations generated a $6 million loss for the quarter compared with a $4 million gain in last year's fourth quarter. The Company announced the sale of the credit card portfolio of the JCPenney National Bank in a transaction which is expected to be completed in the first quarter of 1997.

                  RATIOS OF AVAILABLE INCOME TO FIXED CHARGES
                      FOR THE COMPANY AND ALL SUBSIDIARIES

                                                                                               53         52
                                                                                              WEEKS      WEEKS
                                                               52 WEEKS ENDED                 ENDED      ENDED
                                                   --------------------------------------    -------    -------
                                                   OCT. 26   JAN. 27   JAN. 28    JAN. 29    JAN. 30    JAN. 25
                                                    1996      1996      1995       1994       1993       1992
                                                   -------   -------   -------    -------    -------    -------
Ratios of available income to fixed charges......    3.5       3.7       5.1        4.9        3.8        2.1
Ratios of available income to combined fixed
  charges and preferred stock dividend
  requirement....................................    3.2       3.4       4.5        4.3        3.4        1.8

     For purposes of computing the ratios of available income to fixed charges, available income is determined by adding fixed charges to income before income taxes and before capitalized interest. For purposes of computing the ratios of available income to combined fixed charges and preferred stock dividend requirement, available income is determined by adding fixed charges and the preferred stock dividend requirement to income before taxes, before capitalized interest, but after the preferred stock dividend requirement. Fixed charges are interest expense and a portion of rental expense representative of interest. The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges.

     The Company believes that due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.

                           DESCRIPTION OF DEBENTURES
GENERAL

     The Debentures offered hereby will be limited to $500,000,000 aggregate principal amount and will mature on March 1, 2097. The Debentures will bear interest from February 25, 1997 at the rate of 7 5/8% per annum. Interest on the Debentures will be payable semiannually on March 1 and September 1 of each year, commencing September 1, 1997, to the persons in whose names the Debentures are registered on the fifteenth day of February or August preceding such March 1 or September 1. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The Debentures will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. Except as provided herein, individual Debentures will not be issued. See
"-- Form of Debentures."

FORM OF DEBENTURES

     The Debentures will be represented by one or more global securities (each a "Global Security") registered in the name of The Depository Trust Company, as Depositary (the "Depositary") or a nominee of the Depositary. Except as set forth below, a Global Security may be transferred in whole and not in part, only to the Depositary or another nominee of the Depositary or to a successor of the Depositary or its nominee.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Security to the accounts of institutions that have accounts with the Depositary or its nominee ("Participants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole registered owner and holder of the related Debentures for all purposes of such Debentures and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debentures represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered to be the owners or holders of any Debentures under the Indenture or such Global Security.

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Debentures under the Indenture or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Debentures or an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the holder of such Global Security, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal and interest on Debentures represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     The Company expects that the Depositary, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown in the records of the Depositary. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participants. The Company and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owned through such Participants.

     Unless and until it is exchanged in whole or in part for Debentures in definitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or to a successor of the Depositary or its nominee.

     Debentures represented by a Global Security will be exchangeable for Debentures in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable and such transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the Debentures evidenced by such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debentures issuable in authorized denominations and registered in such names as the Depositary shall direct and an owner of a beneficial interest in a Global Security will be entitled to physical delivery of such Debentures in definitive form. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers

(including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Participants, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or Indirect Participants. The rules applicable to the Depositary and the Participants are on file with the Securities and Exchange Commission. The Depositary currently accepts only notes denominated and payable in U.S. dollars.

CONDITIONAL RIGHT TO SHORTEN MATURITY

     The Company intends to deduct interest paid on the Debentures for United States federal income tax purposes. The Clinton Administration's budget proposal for Fiscal Year 1998, however, which was released on February 6, 1997, contains a series of proposed tax law changes that, if enacted, would prohibit an issuer from deducting interest payments on debt instruments that have a maturity of more than 40 years, such as the Debentures described herein. The Administration's proposal specifies that the changes would be effective for debt instruments issued on or after the date of first Congressional committee action. There can be no assurance that legislation affecting the Company's ability to deduct interest paid on the Debentures will not be enacted in the future or that any such legislation would not be effective retroactively.

     Upon the occurrence of a Tax Event (as defined below), the Company will have the right, without the consent of the holders of the Debentures, to shorten the maturity of the Debentures to the minimum extent required, in the opinion of nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid on the Debentures will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such minimum period, the minimum extent so required as determined in good faith by the Board of Directors of the Company, after receipt of an opinion of such counsel regarding the applicable legal standards. There can be no assurance that the Company would not exercise its right to shorten the maturity of the Debentures upon the occurrence of such a Tax Event and no assurance as to the period by which such maturity would be shortened. In the event that the Company elects to exercise its right to shorten the maturity of the Debentures on the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of the Debentures by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Debentures. Such notice shall be effective immediately upon mailing.

     The Company believes that the Debentures should constitute indebtedness for United States federal income tax purposes under current law and, in that case, an exercise of its right to shorten the maturity of the Debentures would not be a taxable event to holders for such purposes. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Debentures would be a taxable event to holders for United States federal income tax purposes if the Debentures are treated as equity for such purposes before the maturity is shortened and the Debentures of shortened maturity are treated as debt for such purposes.

     "Tax Event" means that the Company shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of
(a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure or regulation, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, occurring on or after February 20, 1997, there is more than an insubstantial increase in the risk that interest paid by the Company on the Debentures is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes.

OPTIONAL REDEMPTION

     The Debentures will be redeemable in whole or in part, at the option of the Company at any time and from time to time, on not less than 30 or more than 60 days' prior notice mailed to holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and
(ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption.

     In addition, if a Tax Event occurs and in the opinion of nationally recognized independent tax counsel there would, notwithstanding any shortening of the maturity of the Debentures, be more than an insubstantial risk that interest paid by the Company on the Debentures is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes, the Company will have the right, within 90 days following the occurrence of such Tax Event, to redeem the Debentures in whole (but not in part), on not less than 30 or more than 60 days' prior notice mailed to the holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., and Morgan Stanley & Co. Incorporated and their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by the Company; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     On and after any redemption date, interest will cease to accrue on the Debentures or any portion thereof called for redemption. Prior to any redemption date, the Company shall deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the Debentures to be redeemed on such date. If less than all the Debentures are to be redeemed, the Debentures to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

SATISFACTION AND DISCHARGE PRIOR TO MATURITY

     Pursuant to an election by the Company under the Indenture, the Company has the right at any time to satisfy and discharge its obligations under the Debentures by depositing in trust with the Trustee money or U.S. Government Obligations. For United States federal income tax purposes, it is likely that any such deposit and discharge with respect to any Debentures will be treated as a taxable exchange of such Debentures for interests in the trust. For a description of the applicable provisions and the tax effects, see "Description of Securities -- Satisfaction and Discharge Prior to Maturity" in the Prospectus.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Non-U.S. Holders

     The following summary describes certain United States federal income tax consequences under current law that may be relevant to a beneficial owner of the Debentures that is not (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia or (iii) a person otherwise subject to United States federal income taxation on its worldwide income (any of the foregoing, a "Non-U.S. Holder"). This summary deals only with Non-U.S. Holders that are initial holders of the Debentures and that will hold the Debentures as capital assets. It does not address the tax considerations applicable to Non-U.S. Holders if income or gain in respect of the Debentures is effectively connected with the conduct of a trade or business in the United States.

     Generally, payments of interest made with respect to the Debentures to a Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation for United States tax purposes that is directly or indirectly related to the Company through stock ownership, (iii) the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended, and (iv) the Non-U.S. Holder complies with applicable certification requirements.

     Any capital gain realized on the sale, exchange, retirement or other disposition of a Debenture by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes unless such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and meets certain additional requirements.

     PURCHASERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE POSSIBLE APPLICABILITY OF UNITED STATES FEDERAL INCOME, WITHHOLDING AND OTHER TAXES UPON INCOME AND GAIN REALIZED IN RESPECT OF THE DEBENTURES.

Information Reporting and Backup Withholding

     A holder of the Debentures may be subject to information reporting and backup withholding at a rate of 31 percent on certain amounts paid to the holder unless such holder provides proof of an applicable exemption

(including a general exemption for Non-U.S. Holders and for corporations) or correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Proposed Regulations

     On April 22, 1996, the United States Treasury Department published proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify certain reliance standards. The regulations are proposed to be effective for payments made after December 31, 1997 but provide that certificates issued on or before the date that is 60 days after the proposed regulations are published in final form will continue to be valid until such certificates expire. The proposed regulations, however, are subject to change prior to their publication in final form.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Debentures, the Company has agreed to sell to the Underwriters named below ("Underwriters") and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of
Debentures:

                                                                 PRINCIPAL
                        UNDERWRITER                                AMOUNT
                        -----------                           ----------------
Credit Suisse First Boston Corporation......................    $125,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................     125,000,000
J.P. Morgan Securities Inc..................................     125,000,000
Morgan Stanley & Co. Incorporated...........................     125,000,000
                                                                ------------
          Total.............................................    $500,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Debentures if any are purchased.

     The Company has been advised by the Underwriters that they propose to offer the Debentures to the public initially at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .675% of the principal amount per Debenture; that the Underwriters and such dealers may allow a discount of .25% of such principal amount per Debenture on sales to other dealers; and that, after the initial public offering, the public offering price and concessions and discounts to dealers may be changed by the Underwriters.

     The Company has been advised by the Underwriters that they intend to make a market in the Debentures, but that they are not obligated to do so and that any one of them may discontinue making a market in the Debentures at any time without notice. The Debentures are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Debentures.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which any Underwriter may be required to make in respect thereof.

     In the ordinary course of their respective businesses, certain affiliates of the Underwriters have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Debentures in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Debentures are effected. Accordingly, any resale of the Debentures in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Debentures.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Debentures in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Debentures without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and
(iii) such purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The Debentures being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Debentures to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Debentures acquired by such purchaser pursuant to the offering of Debentures contemplated hereby. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Debentures acquired on the same date and under the same prospectus exemption.

                             VALIDITY OF DEBENTURES

     The validity of the Debentures will be passed upon for the Company by C. R. Lotter, Executive Vice President, Secretary and General Counsel of the Company, and for the Underwriters by Dewey Ballantine, New York, New York. As of January 31, 1997, Mr. Lotter owned 31,162 shares of common stock and common stock voting equivalents of the Company, including shares credited to his account under the Company's Savings and Profit-Sharing Retirement Plan and the Savings, Profit-Sharing and Stock Ownership Plan. As of January 31, 1997, Mr. Lotter had outstanding options to purchase 73,540 shares of common stock.

--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------

                                    JCPenney
                           J. C. PENNEY COMPANY, INC.
                                DEBT SECURITIES
                                      AND
                      WARRANTS TO PURCHASE DEBT SECURITIES
                            ------------------------

     J. C. Penney Company, Inc. ("Company") may offer from time to time in one or more series up to $1,500,000,000 (or the equivalent thereof denominated in foreign currency or composite currencies such as the European Currency Unit ("ECU")) aggregate principal amount of its senior debt securities consisting of unsecured debentures, notes and/or other evidences of indebtedness ("Debt Securities"), each series of which will be offered on terms to be determined at the time of sale. The Company from time to time may also offer Debt Securities with warrants ("Warrants") to purchase Debt Securities (Debt Securities and Warrants being hereinafter collectively called "Securities"). A Supplement to this Prospectus ("Prospectus Supplement") will be delivered together with this Prospectus in respect of any Debt Securities, including any related Warrants, then being offered and will set forth certain specific terms with respect to such Securities, which may include, among other items:

           - title;

           - authorized denominations;

           - aggregate principal amount;

           - initial public offering price;

           - maturity;

           - currency or currency unit in which the Debt Securities will be denominated;

           - rate or rates or formula to determine such rate or rates, and time or times of payment of interest, if any;

           - redemption and sinking fund terms, if any;

           - exercise prices and expiration dates of any Warrants;

           - listing, if any, on a securities exchange;

           - underwriter or underwriters, if any, respective amounts to be purchased by them, their compensation and the resulting net proceeds to the Company.

     Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, Securities may be sold by the Company directly or through agents. See "Plan of Distribution".
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
           EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
              TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JULY 2, 1996

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH ANY OFFERING MADE THEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("1934 Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Room 1024, Washington, D. C. 20549; and at the Commission's Regional Offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (Seven World Trade Center, 13th Floor, New York, N.Y. 10048). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. Reports, proxy statements and other information concerning the Company can also be inspected at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended ("1933 Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered pursuant hereto. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates herein by reference (i) its Annual Report on Form 10-K for the fiscal year ended January 27, 1996, (ii) the J. C. Penney Funding Corporation ("Funding Corporation") Annual Report on Form 10-K for such fiscal year, (iii) the Company's Quarterly Report on Form 10-Q for the thirteen weeks ended April 27, 1996, and (iv) Funding Corporation's Quarterly Report on Form 10-Q for the thirteen weeks ended April 27, 1996. The aforesaid reports have heretofore been filed by the Company and Funding Corporation with the Commission pursuant to applicable provisions of the 1934 Act.

     All reports and any definitive proxy or information statements filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such documents.

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE DIRECTED TO: J. C. PENNEY COMPANY, INC., PUBLIC INFORMATION, P. O. BOX 10001, DALLAS, TEXAS 75301-4302. TELEPHONE REQUESTS SHOULD BE DIRECTED TO (972) 431-1488.

                                  THE COMPANY

     The Company is a major retailer, with department stores in all 50 states, Puerto Rico, Mexico and Chile. The major portion of the Company's business consists of providing merchandise and services to consumers through department stores that include catalog departments. The Company markets predominantly family apparel, shoes, jewelry, accessories and home furnishings. The Company finances a portion of its operations through Funding Corporation, a wholly-owned consolidated subsidiary.

     The Company was founded by James Cash Penney in 1902 and incorporated in Delaware in 1924. Its principal executive offices are located at 6501 Legacy Drive, Plano, Texas 75024-3698, and its telephone number is (972) 431-1000. As used in this Prospectus, except as otherwise indicated by the context, the term "Company" means J. C. Penney Company, Inc. and its consolidated subsidiaries.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, which may include working capital, capital expenditures, repayment of borrowings and investments. Unless otherwise specified in the Prospectus Supplement accompanying this Prospectus, specific allocations of the proceeds will not have been made at the date of the Prospectus Supplement. Pending any specific application, the net proceeds may be initially invested in short term marketable securities or applied to the reduction of short term indebtedness.

     The Company or its subsidiaries may from time to time borrow additional funds or issue additional equity securities, as appropriate. The amounts, terms and timing of any such financings or issuances will depend upon a number of factors, including the operations of the Company and the condition of the financial markets.

                  RATIOS OF AVAILABLE INCOME TO FIXED CHARGES
                      FOR THE COMPANY AND ALL SUBSIDIARIES

                                       52 WEEKS ENDED                 53 WEEKS ENDED    52 WEEKS ENDED
                          ----------------------------------------    --------------    --------------
                          APR. 27    JAN. 27    JAN. 28    JAN. 29       JAN. 30           JAN. 25
                           1996       1996       1995       1994           1993              1992
                          -------    -------    -------    -------    --------------    --------------
Ratios of available
  income to fixed
  charges...............    3.6        3.7        5.1        4.9           3.8               2.1

Ratios of available
  income to combined
  fixed charges and
  preferred stock
  dividend
  requirement...........    3.3        3.4        4.5        4.3           3.4               1.8

     For purposes of computing the ratios of available income to fixed charges, available income is determined by adding fixed charges to income from continuing operations before income taxes and before capitalized interest. Fixed charges are interest expense and a portion of rental expense representative of interest. For purposes of computing the ratios of available income to combined fixed charges and preferred dividend requirement, fixed charges are further increased by the preferred stock dividend requirement. The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges.

     The Company believes that due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.

                           DESCRIPTION OF SECURITIES

DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of April 1, 1994 (said Indenture being herein called the "Indenture"), between the Company and First Trust of California, National Association, Successor Trustee to Bank of America National Trust and Savings Association ("Trustee"). The Indenture in the form in which it was executed is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The following statements are subject to the detailed provisions of the Indenture, including the definitions therein of certain terms used herein without definition. Wherever particular provisions of the Indenture are referred to below, such provisions are incorporated by reference as a part of the statement made, and the statement is qualified in its entirety by such reference.

GENERAL

     The Indenture does not limit the amount of Debt Securities which can be issued thereunder. Under the Indenture, Debt Securities may be issued in one or more series, each in an aggregate principal amount (in U.S. dollars or the equivalent thereof denominated in foreign currency or composite currencies such as the ECU) authorized by the Company prior to issuance.

     Reference is made to the Prospectus Supplement for certain specified terms with respect to the Debt Securities being offered hereby, including, but not limited to (1) the terms set forth on the cover page of this Prospectus; (2) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods within and the price or prices at which the Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and the other detailed terms and provisions of such obligation; (3) if the amount of payments of principal of or any premium or interest on any of the Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined; and (4) whether any of the Debt Securities shall be issuable in whole or in part in the form of one or more Global Securities (as described below) and, if so, the Depository for such Global Security or Securities, and the circumstances under which any such Global Security or Securities may be exchanged for Debt Securities registered in the name of, and any transfer of such Global Security or Securities may be registered to, a person other than such Depository or its nominee.

     The Debt Securities offered hereby will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     Unless otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in registered form without coupons and may be issued (in the case of dollar denominated Debt Securities) in denominations of $1,000 and any integral multiple thereof. The Debt Securities of a series may be represented, in whole or in part, by one or more permanent Global Securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Any such Global Security deposited with a Depository or its nominee and bearing the legend required by the Indenture may not be surrendered for transfer or exchange except by the Depository for such Global Security or any nominee of such Depository, except if the Depository notifies the Company that it is unwilling or unable to continue as Depository, or the Depository ceases to be qualified as required by the Indenture, or the Company instructs the Trustee in accordance with the Indenture that such Global Security shall be so registrable and exchangeable, or there shall exist such other circumstances, if any, as may be specified in the applicable Prospectus Supplement.

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by one or more Global Securities will be described in the applicable Prospectus Supplement. Beneficial interests in Global Securities will only be evidenced by, and transfers thereof will only be effected through, records maintained by the Depository and the institutions that are participants in the Depository.

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. The Debt Securities may be transferred or exchanged without payment of any service charge, other than any tax or other governmental charge payable in connection therewith. (Article Two)

     The principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the agency or agencies maintained by the Company; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 2.07 and 2.10)

     Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rate) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto. Debt Securities may also be issued under the Indenture upon the exercise of Warrants. See "Warrants" below.

RESTRICTIVE COVENANTS

     Limitations on Liens. The Indenture provides that the Company may not, nor may it permit any Restricted Subsidiary to, issue, assume or guarantee evidences of indebtedness for money borrowed which are secured by any mortgage, security interest, pledge or lien ("mortgage") of or upon any Principal Property or of or upon any shares of stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the Principal Amount of the Debt Securities from time to time Outstanding shall be secured equally and ratably by such mortgage, except that this restriction will not apply to (1) mortgages on any property existing at the time of its acquisition; (2) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with, or disposes of substantially all its properties (or those of a division) to, the Company or a Restricted Subsidiary; (3) mortgages on property of a corporation existing at the time such corporation first becomes a Restricted Subsidiary; (4) mortgages securing indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (5) mortgages to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property if the commitment to extend the credit secured by any such mortgage is obtained within 12 months after the later of the completion or the placing in operation of the acquired, constructed, developed or substantially repaired, altered or improved property; (6) mortgages securing current indebtedness (as defined); or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in clauses (1) through (6) provided, however, that the principal amount of indebtedness secured thereby and not otherwise authorized by said clauses (1) to (6), inclusive, shall not exceed the principal amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement. However, the Company or any Restricted Subsidiary may issue, assume or guarantee indebtedness secured by mortgages which would otherwise be subject to the foregoing restriction in any aggregate amount which, together with all other such indebtedness outstanding, all attributable debt outstanding under the provisions described in the last sentence under Limitations on Sale and Lease-Back Transactions below and all Senior Funded Indebtedness issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed 5% of Stockholders' Equity. (Section 5.08)

     Limitations on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction with respect to any Principal Property (except for transactions involving leases for a term, including renewals, of not more than three years and except for transactions between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), if the purchaser's commitment is obtained more than 12 months after the later of the acquisition or completion or the placing in operation of such Principal Property or of such Principal Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if either (a) the Company or such Restricted Subsidiary would be entitled pursuant to the provision described in the first sentence under Limitations on Liens above to issue, assume or guarantee debt secured by a mortgage on such Principal Property without equally and ratably securing the Debt Securities from time to time outstanding or (b) the Company applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value) and, otherwise, an amount equal to the fair value (as determined by its Board of Directors) of the

Principal Property so leased to the retirement of Debt Securities or other Senior Funded Indebtedness of the Company or a Restricted Subsidiary, subject to reduction as set forth in the Indenture in respect of Debt Securities and other Senior Funded Indebtedness retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at maturity. The Company or any Restricted Subsidiary, however, may enter into a Sale and Lease-Back Transaction which would otherwise be subject to the foregoing restriction so as to create an aggregate amount of attributable debt (as defined) which, together with all other such attributable debt outstanding, all indebtedness outstanding under the provision described in the last sentence under Limitations on Liens above and all Senior Funded Indebtedness issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed 5% of Stockholders' Equity. (Section 5.09)

     Waiver of Covenants. The Indenture provides that the Holders of a majority (unless a greater requirement with respect to any series of Debt Securities is specified for this purpose, in which case the requirement specified) in Principal Amount of the Outstanding Debt Securities of a particular series may waive compliance as to such series with certain covenants or conditions set forth in the Indenture, including those described above. (Section 5.10)

     Consolidation, Merger or Sale of Assets of the Company. The Indenture provides that the Company may not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (1) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires its assets is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities and the performance of every covenant of the Indenture on the part of the Company, and
(2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale is made will succeed to, and be substituted for, the Company under the Indenture, and the predecessor corporation shall be released from all obligations and covenants under the Indenture and the Debt Securities. (Article Eleven)

     Unless otherwise provided in the Prospectus Supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect such Holders.

DEFINITIONS

     "Principal Amount" means, when used with respect to any Debt Security, the amount of principal thereof that could then be declared due and payable as a result of an Event of Default with respect to such Debt Security. "Principal Property" means all real and tangible property owned by the Company or a Restricted Subsidiary constituting a part of any store, warehouse or distribution center located within the United States, exclusive of motor vehicles, mobile materials-handling equipment and other rolling stock, cash registers and other point of sale recording devices and related equipment, and data processing and other office equipment, provided the net book value of all real property (including leasehold improvements) and store fixtures constituting a part of such store, warehouse or distribution center exceeds 0.25% of Stockholders' Equity. "Restricted Subsidiary" means any Subsidiary (as defined) of the Company or of a Restricted Subsidiary which the Company designates as a Restricted Subsidiary, which designation shall not have been canceled. However, no subsidiary for which the designation of Restricted Subsidiary has been canceled may be redesignated as such if during any period following cancellation of its previous designation as a Restricted Subsidiary, such Subsidiary shall have entered into a Sale and Lease-Back Transaction which would have been prohibited had it been a Restricted Subsidiary at the time of such Transaction. "Senior Funded Indebtedness" of the Company means any Funded Indebtedness of the Company unless in any instruments evidencing or securing such Funded Indebtedness it is provided that such Funded Indebtedness is subordinate in right of payment to the Debt Securities to the extent provided in the Indenture. "Senior Funded Indebtedness" of a Restricted Subsidiary means Funded Indebtedness of the Restricted Subsidiary and the aggregate preference on involuntary liquidation of preferred stock of such Subsidiary. "Funded Indebtedness" of a corporation means the principal of (a) indebtedness for money borrowed or evidenced by an instrument given in connection with an acquisition which is not payable on demand and which matures, or which such corporation has the right to renew or extend to a date, more than one year after the date of determination, (b) any indebtedness of others of the kinds described in the preceding clause (a) for the payment of which such corporation is responsible or liable as a guarantor or otherwise, and
(c) amendments, renewals and refundings of any such indebtedness. For the purposes of the definition of "Funded Indebtedness", the term "principal" when used at any date with respect to any indebtedness means the amount of principal of such indebtedness that could be declared to be due and payable on that date pursuant to the terms of such indebtedness. "Stockholders' Equity" means the aggregate of (a) capital and reinvested earnings, after deducting the cost of shares of capital stock of the Company held in its treasury, of the Company and consolidated Subsidiaries plus (b) deferred tax effects. (Section 1.01)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that if an Event of Default shall have occurred and be continuing with respect to any series of Debt Securities at the time Outstanding, either the Trustee or the Holders of not less than 25% (unless a different percentage with respect to any series of Debt Securities is specified for this purpose, in which case the percentage specified) in Outstanding Principal Amount of such series may declare to be due and payable immediately the Principal Amount (or specified portion thereof) of such series, together with interest, if any, accrued thereon. (Section 7.02)

     The Indenture defines an Event of Default with respect to any series of Debt Securities as any one of the following events: (a) default for 30 days in payment of any interest due with respect to any Debt Security of such series;
(b) default for 30 days in making any sinking fund payment due with respect to any Debt Security of such series; (c) default in payment of principal of (or premium, if any, on) any Debt Security of such series when due; (d) default for 90 days after notice to the Company by the Trustee or by Holders of not less than 25% in Principal Amount of the Debt Securities then Outstanding of such series in the performance of any other covenant for the benefit of such series;
(e) certain events of bankruptcy, insolvency and reorganization; and (f) any additional event specified as an "Event of Default" for the benefit of such series. (Section 7.01) No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give to the Holders of the Debt Securities of each series as to which such default has occurred notice of such default known to it, unless cured or waived; provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, or in the payment of any sinking fund installment in respect of any of the Debt Securities, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the series as to which such default has occurred. The term "default" for the purpose of this provision means any event which is, or after notice or lapse of time, or both, would become, an Event of Default. (Section 8.02)

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of such Holders. (Section 8.03) The Indenture provides that the Holders of a majority (unless a greater requirement with respect to any series of Debt Securities is specified for this purpose, in which case the requirement specified) in Outstanding Principal Amount of a series of Debt Securities may, subject to certain exceptions, on behalf of the Holders of the Debt Securities of such series direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 7.12)

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default, or specifying any default that exists. (Section 5.06)

     In certain cases, the Holders of a majority (unless a greater requirement with respect to any series of Debt Securities is specified for this purpose, in which case the requirement specified) in Outstanding Principal Amount of a series of Debt Securities may on behalf of the Holders of the Debt Securities of such series rescind, as to such series, a declaration of acceleration or waive, as to such series, any past default or Event of Default relating to the Debt Securities of such series, except a default not theretofore cured in payment of the principal of (or premium, if any) or interest, if any, on any of such Debt Securities or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series. (Sections 7.02 and 7.13)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of 66 2/3% (unless a different percentage with respect to any series of Debt Securities is specified for this purpose, in which case the percentage specified) in Principal Amount of the Outstanding Debt Securities of each series affected by such modification, to execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the Indenture or modifying the rights of the Holders of such Debt Securities, except that no such supplemental indenture may, without the consent of all Holders of affected Debt Securities, (i) change the Stated Maturity of any Debt Security or reduce the principal payable at Stated Maturity or which could be declared due and payable prior thereto or change any redemption price thereof,
(ii) reduce the rate of interest payable on any Debt Security, (iii) adversely affect the terms and provisions, if any, applicable to the conversion or exchange of any Debt Securities, (iv) reduce the aforesaid percentage of Debt Securities of any series or the percentage of Debt Securities of any series specified in Section 5.10 or 7.13, (v) change any place or the currency of payment of principal of (or premium, if any) or interest, if any, on any Debt Security, or (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security. (Section 10.02)

SATISFACTION AND DISCHARGE PRIOR TO MATURITY

     The Company may elect to provide with respect to any series of Debt Securities that the Company may satisfy its obligations with respect to any payment of principal (and premium, if any) or interest due on such series of Debt Securities by depositing in trust with the Trustee money or U.S. Government Obligations or a combination thereof sufficient to make such payment when due. If such deposit is sufficient to make all payments of (1) interest on such series of Debt Securities prior to their redemption or maturity, as the case may be, and (2) principal of (and premium, if any) and interest on such series of Debt Securities when due upon redemption or at maturity, as the case may be, all the obligations of the Company under such series of Debt Securities and the Indenture as it relates to such series of Debt Securities will be discharged and terminated except as otherwise provided in the Indenture. "U.S. Government Obligations" are defined to mean (i) securities backed by the full faith and credit of the United States and (ii) depository receipts issued by a bank or trust company as custodian and evidencing ownership by the holders of such depository receipts of future payments of interest or principal, or both, on such securities backed by the full faith and credit of the United States held by such custodian.

     For United States income tax purposes, it is likely that any such deposit and discharge with respect to any Debt Securities will be treated as a taxable exchange of such Debt Securities for interests in the trust. In that event, a Holder will recognize gain or loss equal to the difference between the Holder's cost or other tax basis for the Debt Securities and the value of the Holder's interest in such trust; and thereafter will be required to include in income a share of the income, gain and loss of the trust. Purchasers of the Debt Securities should consult their own advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the United States income tax law.

     In addition, the Company may elect to provide with respect to any series of Debt Securities that the Company may be released from certain of its covenants upon the satisfaction of certain conditions applicable to the securities of such series.

WARRANTS

     The Company may issue with any Debt Securities being offered by it Warrants for the purchase of other Debt Securities. Each issue of Warrants will be issued under, and will be governed by, a Warrant Agreement ("Warrant Agreement"), to be entered into between the Company and a warrant agent ("Warrant Agent"), to be described in the Prospectus Supplement relating to the Debt Securities with which the Warrants are to be issued. The proposed Warrant Agreement, including the form of proposed Warrant Certificate representing the Warrants, substantially in the form in which it is to be executed, is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Warrant Agreement and Warrant Certificates do not purport to be complete and are subject to and qualified in their entirety by reference to all the provisions set forth in the Warrant Agreement and Warrant Certificates, respectively, including the definitions thereof of certain terms.

     Reference is made to the Prospectus Supplement relating to the Securities, the Warrant Agreement relating to the Warrants and the Warrant Certificates representing the Warrants for certain specific terms of the Warrants, which may include: (1) designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the Warrants; (2) designation and terms of any related Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; (3) date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable; (4) principal amount of Debt Securities purchasable upon exercise of one Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (5) date on which the right to exercise the Warrants shall commence ("Commencement Date") and date on which such right shall expire ("Expiration Date"); and (6) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form.

     Warrant Certificates will be exchangeable for new Warrant Certificates of different denominations, and Warrants may be exercised, at the agency or agencies maintained for such purposes. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

     Each Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth, or be determinable as set forth, in the Prospectus Supplement relating to the Securities. Each Warrant may be exercised in whole but not in part at any time on and after the Commencement Date and up to the close of business on the Expiration Date set forth in the Prospectus Supplement relating to the Securities. After the close of business on the Expiration Date, unexercised Warrants will become void.

     The exercise price of the Warrants will be that price applicable on the date of receipt of payment therefor determined as set forth in the Prospectus Supplement relating to the Securities. Upon receipt of payment of the exercise price and the Warrant Certificate properly completed and duly executed at the agency or agencies maintained by the Company for such purpose, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the Warrants remaining unexercised.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by C. R. Lotter, Executive Vice President, Secretary and General Counsel of the Company, and for any underwriters, agents or purchasers by Dewey Ballantine, New York, New York. As of April 30, 1996, Mr. Lotter owned 31,591 shares of Common Stock and Common Stock voting equivalents of the Company, including shares credited to his accounts under the Company's Savings and Profit-Sharing Retirement Plan and Savings, Profit-Sharing and Stock Ownership Plan. As of April 30, 1996, he had outstanding options to purchase 73,540 shares of Common Stock.

                                    EXPERTS

     The financial statements and schedules as of January 27, 1996, January 28, 1995 and January 29, 1994, and for each of the years then ended contained or incorporated by reference in (a) the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996 and (b) Funding Corporation's Annual Report on Form 10-K for the fiscal year ended January 27, 1996 have been incorporated herein by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants (which reports each dated February 22, 1996 are incorporated herein by reference to the aforementioned Annual Reports on Form 10-K), and upon the authority of said firm as experts in accounting and auditing. The Independent Auditors' Reports of

KPMG Peat Marwick LLP covering the aforementioned consolidated financial statements and schedules of the Company refer to the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, adopted by the Company in 1993, to the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, adopted by the Company in 1994, and to the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, adopted by the Company in 1995. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of the Company and Funding Corporation issued at future dates, and consents to the use of their reports thereon, such financial statements also will be incorporated by reference herein in reliance upon their reports and said authority.

                              PLAN OF DISTRIBUTION

     The Company may offer the Securities from time to time (i) through underwriters or dealers, (ii) directly to one or more institutional purchasers, or (iii) through agents.

     Sales of Securities through underwriters may be through underwriting syndicates led by one or more managing underwriters. The specific managing underwriter or underwriters which may act with respect to the offer and sale of any series of Securities are set forth on the cover of the Prospectus Supplement in respect of such series and the members of the underwriting syndicate, if any, are named in such Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agents. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the 1933 Act.

     If so indicated in an applicable Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts. The Prospectus Supplement relating thereto will also set forth the price to be paid for Securities pursuant to such contracts, the commissions payable for solicitation of such contracts, the date or dates in the future for delivery of Securities pursuant to such contracts and any conditions to which such contracts will be subject.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the 1933 Act.

     Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

================================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

               TABLE OF CONTENTS

       PROSPECTUS SUPPLEMENT            PAGE

Recent Developments....................  S-2
Ratios of Available Income to Fixed
  Charges for the Company and All
  Subsidiaries.........................  S-3
Description of Debentures..............  S-3
Certain United States Federal Income
  Tax Consequences.....................  S-7
Underwriting...........................  S-8
Notice to Canadian Residents...........  S-9
Validity of Debentures.................  S-9
                 PROSPECTUS
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    3
Use of Proceeds........................    3
Ratios of Available Income to Fixed
  Charges for the Company and All
  Subsidiaries.........................    3
Description of Securities..............    4
Validity of Securities.................    9
Experts................................    9
Plan of Distribution...................   10

================================================================================


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                                [JCPENNEY LOGO]

                                  $500,000,000

                           7 5/8% Debentures Due 2097

                             PROSPECTUS SUPPLEMENT


                           CREDIT SUISSE FIRST BOSTON

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                              MORGAN STANLEY & CO.
                                  INCORPORATED
================================================================================